Highland Opportunities & Income Fund SC TO-I

Exhibit 107

Calculation of Filing Fee Table

SC TO-I

(Form Type)

HIGHLAND OPPORTUNITIES AND INCOME FUND

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee
Fees to Be Paid	$100,000,000(1)	0.0001531%	$15,310(2)
Fees Previously Paid	—		—
Total Transaction Valuation	$100,000,000(1)
Total Fees Due for Filing			$15,310
Total Fees Previously Paid			—
Total Fee Offsets			—
Net Fee Due			$15,310

(1)	Calculated as the aggregate maximum principal amount of the preferred shares to be issued in exchange for up to 4,000,000 Common Shares in the exchange offer, based upon a price of $10.00 of the liquidation preference of $25.00 per Common Share.
(2)	Calculated at $153.10 per $1,000,000 of the Transaction Value.